SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D. C.  20549









                                 FORM 11-K



 X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934 [FEE REQUIRED]
   For the fiscal year ended  December 31, 1994

                                    or

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
   For the transition period from               to             .



                       Commission file number 1-8483


                            UNOCAL SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)








                            UNOCAL CORPORATION
          1201 West Fifth Street, Los Angeles, California   90017
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

           INDEX TO FINANCIAL STATEMENTS OF UNOCAL SAVINGS PLAN





      The following financial statements reflect the status of the Unocal Savings Plan (formerly named the Unocal Profit Sharing Plan) as of December 31, 1994 and 1993, and the results of its transactions for each of the three years in the period ended December 31, 1994.


                                                Page Number
                                                -----------
    Statements included herein:

       Report of Independent Accountants                     2

       Statements of Financial Condition                     3

       Statements of Income and Changes in Plan Equity       3

       Notes to Financial Statements                     4 - 7





     Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.

                     REPORT OF INDEPENDENT ACCOUNTANTS











The Unocal Savings Plan/ESOP Committee:

     We have audited the accompanying statements of financial condition of the Unocal Savings Plan (formerly named the Unocal Profit Sharing Plan) (the" Plan") as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the
period  ended December  31,  1994.  These  financial statements   are   the
responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1994 and 1993, and the results of its transactions for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.




                                        /s/ COOPERS & LYBRAND L. L. P.
                                        June 26, 1995
                                        Los Angeles, California

                            UNOCAL SAVINGS PLAN


                     STATEMENTS OF FINANCIAL CONDITION


Thousands of dollars                             At December 31
- ----------------------------------------------------------------
                                               1994         1993
                                               -----------------
PLAN ASSETS AND LIABILITIES

Investments in securities:
Common stock of the Company at
  fair value                                 $365,647     $345,844
                                             --------     --------
Funds for investment:
Cash                                            1,114        2,564
Receivables
- - Company contributions                         1,671        4,472
- - Members' contributions                            -           62
- - Members' notes                                9,412        6,700
                                             --------     --------
                                               12,197       13,798
Less: amounts payable for shares             --------     --------
purchased and withdrawals of cash               1,115          551
                                             --------     --------
Total funds for investment                     11,082       13,247
                                             --------     --------
PLAN EQUITY                                  $376,729     $359,091
                                             ========     ========

              STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


Thousands of dollars               For the years ended December 31
- -------------------------------------------------------------------
                                     1994       1993         1992
                                  ---------------------------------
Investment income:
Cash dividends                    $ 10,176     $8,702      $9,648

Interest income                        590        447         324
                                    ------      -----       -----
Total investment income             10,766      9,149       9,972

Less: Trustee's fees and other         110        105          86
  expenses
                                     ------      -----      -----
Net investment income               10,656      9,044       9,886

Net appreciation (depreciation)
in fair value of
common stock                        (7,397)    28,366      32,006
                                    -------    ------      ------
Contributions:
Members                             30,694     23,299      24,162
Company                             22,749     20,663      18,577
                                    ------     ------      ------
Total contributions                 53,443     43,962      42,739

Distributions to Members           (39,064)   (37,869)   (107,130)
                                   --------  --------   ---------

Net increase (decrease) for the     17,638     43,503     (22,499)
year
Plan equity at beginning of year   359,091    315,588     338,087
                                  --------   --------    --------
Plan equity at end of year        $376,729   $359,091    $315,588
                                  ========   ========    ========


                    (See Notes to Financial Statements)

                            UNOCAL SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS
        (Shares and dollars in thousands except per share amounts)


NOTE 1 -DESCRIPTION OF THE PLAN

GENERAL

      The Unocal Savings Plan (the" Plan") provides for Union Oil Company of California d.b.a. Unocal (the "Company") contributions and for voluntary contributions by members. Through December 31, 1994, the funds contributed were invested by Bank of America (the " Trustee") in common stock of Unocal Corporation. All shares remain with the Trustee until delivered to members upon request for withdrawal or after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

      At various times the Plan has been amended to modify certain of its provisions.

Other information regarding the Plan can be found in the Unocal Savings Plan Booklet dated January 1, 1990.

CONTRIBUTIONS


Member Contributions --
- --------------------
Voluntary member contributions can be all pretax, all after-tax, or a combination of both. However, a member's total contribution must not exceed 15 percent of the member's base pay. The pretax contributions are also known as 401(k) contributions. A member's pretax contribution shall not exceed the maximum dollar amount allowed by law.

Company Matching Contributions --
- ------------------------------
Beginning January 1, 1994, the Company matches employee pretax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing member's base pay. Prior to January 1, 1994, the Company matched member pretax contributions to the Plan on a dollar-for-dollar basis, up to a maximum of four percent of the contributing members base pay. Effective July 27, 1994, the Company directed the Trustee to use Company matching contributions to purchase shares of newly issued common stock from Unocal Corporation instead of purchasing existing shares on the open market

  Pursuant to Federal regulations effective January 1, 1994, only the first $150,000 of a member's base pay is eligible for calculating employee and Company contributions.

Company Basic Contribution --
- --------------------------
Effective January 1, 1994, the Company basic contribution was discontinued. Prior to January 1, 1994, the Company made quarterly contributions based on the Company's "adjusted net income", as defined by the provisions of the
Plan,  for  that  year.   If  the total amount of the  Company's  quarterly
advances for any year exceeded the required contribution for that year, the excess remained with the Trustee and the Company's contribution for the
succeeding   year  or  years  were  reduced  accordingly.   The   Company's
contributions, less Trustee's fees and expenses, were, to the extent available, allocated each quarter to each member in the proportion that each Member's "base pay" as defined by the Plan for such quarter had to the total base pay for such quarter of all participating Members.

   For years ending December 31, 1993 and 1992, the Company contributed to the Plan an amount equal to 1-1/2 percent of adjusted net income, as defined by the Plan.

LOANS

      All employees who are members of the Unocal Savings Plan and have a sufficient balance in their Employee pretax contributions account are eligible to apply for a loan. Members borrow against their own account balance and all payments of principal and interest are credited back to their account. Loan types available are "any reason" (except investment in registered securities); "home purchase" (for purchase of a primary residence only); and loans "forced" by a hardship withdrawal request. Repayment periods range from 1 to 15 years depending on the type of loan. The Unocal Savings Plan Loan and Hardship Withdrawal Committee determines the interest rate for loans based on appropriate market rates and applicable federal regulations.

FUND DESCRIPTIONS


  Beginning January 1, 1995, members can allocate their contributions among the following five investment choices which are available under the Plan:

Unocal Corporation Common Stock -
- -------------------------------
Monies  are  used  to  purchase shares of Unocal  common  stock.   Existing
Company  contribution  balances  and  future  Company  contributions   will
continue to be invested in Unocal Corporation common stock only.

Putnam S&P 500 -
- --------------
This fund invests in a large variety of publicly traded common stock.   The
fund is designed to mirror the performance and composition of the Standard & Poor's 500 index.

The George Putnam Fund of Boston -
- --------------------------------
The monies in this fund are invested in a diversified group of stocks and bonds.

Putnam Low Volatility Trust -
- ---------------------------
Monies are invested mainly in U.S. government debt securities.

Putnam Money Market Fund -
- ------------------------
Investments are made in a diversified portfolio of high-quality money market instruments with an average maturity of less than 90 days.

      In 1995, up to 50 percent of a member's December 1994 pretax contribution account balance can be transferred into any of the five investment choices. Beginning in 1996, up to 100 percent of a member's December 1994 pretax contribution account balance can be transferred into the alternative investments.

FEDERAL INCOME TAX CONSEQUENCES


      The Company has obtained a ruling dated May 30, 1986, from the Los Angeles District Director of the Internal Revenue Service that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1954. The Plan has been amended since receiving the determination letter. In the opinion of the Plan's administrator and tax counsel, however, the Plan is designed and operated in a manner that qualifies it for continued tax-exempt status. Therefore, provision for income taxes has been excluded from the Plan's financial statements. Neither the Company's contributions to the Plan nor the earnings on Plan accounts will be taxable to a member so long as withdrawals are not made from the Plan.

PLAN TERMINATION


   The Company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the Company may at any time or from time to time amend or terminate the Plan in whole or part. An amendment may affect present as well as future members, but may not diminish the account of any member existing on the effective date of such amendment. The Company has no present intent to discontinue the Company matching contributions or to terminate the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SUMMARY OF PRESENTATION
- -----------------------

      The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.
                                -5-

VALUATION OF INVESTMENTS
- ------------------------

      Investments are carried at fair value. If available, quoted market prices from national exchanges are used to value investments.

INVESTMENT INCOME
- -----------------

      The Plan presents in the Statement of Income and Changes in Plan Equity the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on an ex-dividend basis.


NOTE 3 - INVESTMENTS IN SECURITIES

      During 1994, all investments in securities are in shares of common stock of Unocal Corporation. Such shares are valued at the closing price as reported for the New York Stock Exchange-Composite Transactions. For financial statements purposes, the cost basis of shares reported below includes the gain realized on the exchange of shares for Unocal Notes in the 1985 Tender Offer. This gain was reduced as the shares were withdrawn from the Plan. The amounts of such gains were zero at year-end 1994 and $2,326 at year-end 1993.
                                               At December 31
                                               ----------------
                                                 1994      1993
                                               -----------------


        Number of shares held by the Plan      13,418      12,407
        Cost:
        Aggregate amount                     $275,259    $233,589
        Average per share                     $20.514     $18.830
        Fair value:
        Aggregate amount                     $365,647    $345,844
        Price per share                       $27.250     $27.875

   On June 15, 1995, the closing market price for common stock was $28.625 per share.

NOTE 4 - UNREALIZED AND REALIZED APPRECIATION OF INVESTMENT IN COMMON STOCK

        Unrealized appreciation at December 31, 1991    $85,755
        Net decrease during 1992                          8,311
                                                        -------
        Unrealized appreciation at December 31, 1992     94,066
        Net increase during 1993                         18,189
                                                       --------
        Unrealized appreciation at December 31, 1993    112,255
        Net decrease during 1994                        (21,867)
                                                        --------
        Unrealized appreciation at December 31, 1994    $90,388

      The net increase (decrease) during a particular year primarily represents the current year unrealized appreciation or depreciation on the common stock held at year end, less unrealized appreciation (depreciation) from prior years on the common stock distributed during the year. For shares distributed in 1994, 1993 and 1992, realized appreciation totaled $14,470, $10,177 and $23,695, respectively.

      During the period January 1, 1995 through June 15, 1995, the market value of the common stock held at December 31, 1994 increased by $18,450.

NOTE 5 - FORFEITURES BY MEMBERS

   Amounts in the Company contribution accounts forfeited are as follows:

                       Company Basic              Company Matching
     ---------------------------------------------------------------
                       Common Stock               Common stock
     ---------------------------------------------------------------
              Shares     Cost     Cash      Shares    Cost    Cash
              ------     ----     ----      ------    ----    ----

     1994        4      $ 107    $   5         6      $170    $126
     1993        6      $ 163    $  50        10      $258    $ 50
     1992       14      $ 344    $  62        22      $579    $135

                                 SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          UNOCAL SAVINGS PLAN




Date  June 28, 1995       By:  /s/ Charles S. McDowell
                               -----------------------
                            Charles S. McDowell - Member of the
                             Unocal Savings Plan/ESOP Committee